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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number 000-50339

Capital Reserve Canada Ltd.
(Translation of registrant’s name into English)

4304-74 Avenue, Edmonton, Alberta Canada T6B 2K3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F X  Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934. Yes ____ No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

SUBMITTED HEREWITH

Exhibits

1	News Release Announcing Departure of Director Capital Reserve Canada Announces Appointment Of New Director & Officer And Significant Progress On Two Hills Project

Change in Officers and Directors:

Capital Reserve Canada Ltd. (the “Company”) reports Mr. Ken Pearson has resigned from his position as President and Chief Executive Office (“CEO”) effective July 19th, 2007. Mr. Rocky Rombs, President of the Company’s subsidiary Two Hills Environmental Inc. (“Two Hills”), has been appointed as the Company’s President and CEO with such services beginning on the effective date of Mr. Pearson’s resignation. Mr. Rombs is also appointed as a Director of the Company on July 19th, 2007.

Mr. Rombs became a Director and President of Two Hills on March 1st, 2007. Mr. Rombs has over thirty (30) years experience with developing properties in the oil and gas industry. He has extensive experience in drilling and has achieved a license to drill in the Province of Alberta, Canada. Mr. Rombs has numerous certificates for the oil and gas industry and is a proponent of continuous education.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL RESERVE CANADA LIMITED

By: /s/ Rocky Rombs Name: Rocky Rombs Title: CEO

Date: August 1st , 2007

Exhibit 1

CAPITAL RESERVE CANADA ANNOUNCES APPOINTMENT OF NEW DIRECTOR & OFFICER AND SIGNIFICANT PROGRESS ON TWO HILLS PROJECT

Edmonton, Alberta - August 6th , 2007

Capital Reserve Canada Ltd. (OTCBB: CRSVF) (the “Corporation”) and its Chairman, Mr. Donald Getty, are pleased to announce that Rocky Dale Rombs has been appointed as Director, President and Chief Executive Officer of the Corporation.

Mr. Rombs has over thirty (30) years experience with developing properties in the oil and gas industry. He has extensive experience in the drilling sector, both domestic and international. In 1981, Mr. Rombs was instrumental in drilling the first two 14 foot diameter exploratory wells in Fort McMurray, Alberta Canada. He was involved in the development of oil and gas fields in the Ukraine and Russia as well as with the horizontal drilling program in Iran. He also assisted with fighting oilfield fires in Kuwait. Mr. Rombs became Director and President of the Corporation’s wholly-owned susbsidiary, Two Hills Environmental, Inc. on March 1, 2007.

Mr. Donald Getty, Chairman of the Board, stated: “We are very pleased to have Rocky taking over as President and CEO. His experience in the oil and gas sector includes many successes and spans over 30 years. He is well suited to bringing the Two Hills Project into operation”.

The Corporation is pleased to report that significant progress is being made on the advancement of the Two Hills Project. Within weeks the final testing of the pumping station will be complete and water pumping will commence, which will fulfill the requirements set out by the Alberta Energy Board. Mr. Rombs will be moving equipment and staff to the site to perform cleanup of the old site, locate and mark location of 3 suspended wells, check for casing sizes and well head flanges. Staff will also be preparing for reentry of these existing wells and if need be also drill new additional wells.

The Two Hills Project is well positioned to become one of western Canada’s leading salt cavern disposal/storage facilities. The site is strategically located in northeastern Alberta within the oil & gas belt spanning from Edmonton to Fort McMurray, the site of Canada’s present oil sands boom. The project includes major existing infrastructure such as a water diversion canal leading from the North Saskatchewan River, a pumping stations and several large salt caverns.

Profile

The Corporation is an oil and gas services company based in Edmonton, Alberta. Through its wholly owned subsidiary, KCP Innovative Services, Inc., CRC offers technologically advanced tools for use in four areas of the industry. The first aids in testing and development of newly found resources; another measures existing wells’ productivity; and the third hastens well abandonment, ensuring compliance with regulatory emission guidelines. The fourth, through its proprietary hardware and software technologies, is used to determine the profitability of coal bed methane deposits, which may be developed and sold as natural gas. CRC has a second wholly owned subsidiary, Two Hills Environmental, to assist with problem waste from oil & gas companies, and provide underground storage.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding CRC’s business that are not historical facts are “forward looking statements” that involve risks and uncertainties. CRC wishes to caution readers not to place undue reliance on such forward looking statements and therefore speak only as of the date made. Investors are cautioned that all forward looking statements involve risks and uncertainties, including, but not limited to, those discussed in CRC’s Annual Report on Form 20-F for the period ended December 31st, 2006.

Investor Relations 780-428-6026 crsvf@telus.net – email http://www.capitalreservecanada.com – website Source: Capital Reserve Canada, Ltd.